Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2012	2013	2014	2015	2016	2017	2016
Net income	$7,890	$40,139	$253,518	$262,570	$298,809	$230,512	$218,284
Income tax expense (benefit)	8,242	22,841	(110,092)	22,058	13,356	9,257	9,730
Fixed charges	227,520	221,584	182,472	179,881	213,820	164,713	159,518
Earnings	243,652	284,564	325,898	464,509	525,985	404,482	387,532
Interest expense, net	156,762	146,112	105,152	98,399	123,682	95,520	92,463
Rents under leases representative of an interest factor (1/3)	70,393	75,107	76,955	81,117	89,773	68,920	66,782
Preferred dividends	365	365	365	365	365	273	273
Fixed charges	227,520	221,584	182,472	179,881	213,820	164,713	159,518
Ratio of earnings to fixed charges	1.1x	1.3x	1.8x	2.6x	2.5x	2.5x	2.4x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.